EXHIBIT 1
                                 to SCHEDULE 13D
048523104                                                      Page 9 of 9 Pages



May 5, 2003

Members of the Independent Committee
of the Board of Directors
Atlantic Data Services, Inc.
One Batterymarch Park
Quincy, MA 02169

Gentlemen:

I am writing to inform you that William H. Gallagher, Lee M. Kennedy, General Atlantic Partners and I (collectively, the "Requesting Parties") have held preliminary discussions regarding a proposal by the Requesting Parties to merge Atlantic Data Services, Inc., a Massachusetts corporation ("ADS") with an entity which would be formed by the Requesting Parties ("Acquisition Corp").

The transaction would most likely be structured as a merger under the laws of the Commonwealth of Massachusetts whereby Acquisition Corp would be merged with and into ADS in an all-cash transaction. Upon consummation of any such merger, we anticipate that each outstanding share of common stock of ADS (other than the shares held by the various Requesting Parties) would be converted into the right to receive $3.00 in cash. Each outstanding option, warrant or similar right to acquire capital stock of ADS would most likely be terminated upon consummation of any such merger. Immediately following any such merger, all of the outstanding capital stock of the surviving entity in the merger would be owned by the Requesting Parties or their affiliates.

Any such merger would likely be subject to certain conditions, such as approval of such transaction by the Independent Committee of the Board of Directors (the "Committee"), the receipt by the Committee of a "fairness opinion" from its financial advisors, the Committee's recommendation that the shareholders of ADS approve and adopt a definitive agreement and plan of merger (the "Merger Agreement") and the approval and adoption of any such Merger Agreement by the affirmative vote of a majority of ADS' shareholders at a special meeting of shareholders held for such purpose.

In addition, any such merger would most likely be subject to a condition that, at the time of closing, there shall have occurred no "material adverse change" in the business of ADS, the definition of which would be established by the parties during negotiations with respect to a definitive Merger Agreement. Any such merger would also not be subject to a financing condition. The purchase price for any such merger would most likely be funded by a portion of the cash on hand at ADS.

Any definitive Merger Agreement would contain representations and warranties, conditions to closing, termination, break-up fee, no-shop and other provisions to be negotiated by the parties as are customary in similar transactions.

This letter is a merely a statement of current intention and does not constitute a firm proposal or binding offer.

We look forward to receiving your response.

Very truly yours,

/s/ Robert W. Howe
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Robert W. Howe